SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                  July 22, 2002


                              VIVENDI ENVIRONNEMENT
             (Exact name of registrant as specified in its charter)


                              36-38, avenue Kleber
                               75116 Paris, France
                    (Address of principal executive offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

                        Form 20-F  X          Form 40-F
                                  ---                   ---


         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes               No  X
                                   ---              ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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                                EXPLANATORY NOTE

         On July 22, 2002, Vivendi Environnement (the "Company") issued a French-language press release (the "Release") in respect of (a) the results of its capital increase effected through the issuance of transferable preferential subscription rights to its shareholders on July 4, 2002 (the "Capital Increase") and (b) its intention to call a meeting of holders of its outstanding convertible bonds (obligations a option de conversion et/ou d'echange en actions nouvelles ou existantes or OCEANE) issued on April 26, 1999 (the "Convertible Bonds") to vote upon certain amendments to the terms of the Convertible Bonds. The main terms of the Capital Increase are set forth in two press releases issued by the Company in accordance with Rule 135(c) under the Securities Act of 1933, as amended, on June 24 and 25, 2002, respectively, and in the Report on Form 6-K filed by the Company on June 27, 2002.

         This Report on Form 6-K contains an English translation of the material information in the Release and a copy of the Company's press releases dated June 24 and 25, 2002, respectively.


                         ENGLISH SUMMARY OF THE RELEASE

         The second phase of the restructuring of the Company's shareholder base, which was announced on June 24, 2002, has been completed. The delivery of the new shares issued pursuant to the Capital Increase will occur on August 2, 2002. The Company will issue a press release promptly thereafter to inform the public of the composition of the Company's new shareholder base.

         To reflect the Company's new shareholder base and its financial autonomy from Vivendi Universal, the Company intends to call a meeting of the holders of its outstanding Convertible Bonds, at which the Company will propose that, in exchange for an increase in the interest rate and/or redemption premium of the Convertible Bonds, such holders (a) release the guarantee granted by Vivendi Universal in respect of the obligations of the Company under the Convertible Bonds and (b) irrevocably waive the right to accelerate the Company's payment obligations under the Convertible Bonds in the event of a default by Vivendi Universal under the terms of its debt instruments.

Vivendi Universal logo                                  Vivendi Environment logo


                                                            Paris, June 24, 2002


                                  PRESS RELEASE


            Restructuring of Vivendi Environnement's shareholder base


       Vivendi Environnement and Vivendi Universal announce today the details of a planned restructuring of Vivendi Environnement's share capital. The restructuring comprises two successive transactions:

       1. A secondary offering of up to 53.8 million shares of Vivendi Environnement (or approximately 15.5% of Vivendi Environnement's share capital before the capital increase described below) by Deutsche Bank, as selling shareholder, in a private placement to institutional investors in France and elsewhere, including "qualified institutional buyers" in the United States. Through this offering, Deutsche Bank will have sold the shares held in the context of a financing granted to Vivendi Universal on June 12, 2002 through a pension livree, a French repurchase arrangement.

          The offering will be made through an accelerated bookbuilding process to institutional investors. The offering price will be set on the date of closing of the order book, which is expected to occur on June 25, 2002 (or earlier).

       2. A reinforcement of Vivendi Environnement's shareholders' equity through a capital increase of a maximum amount of approximately
          (euro)1.5 billion by the issuance of preferential subscription rights to its shareholders. A group of financial investors has committed to purchase and exercise Vivendi Universal's preferential subscription rights and to subscribe for all shares underlying any preferential subscription rights that are not exercised. The subscription price in the capital increase will be equal to the secondary offering price less (euro)1.

          The capital increase will not be launched until the secondary offering of Vivendi Environnement's shares is completed.

Important Disclaimers
---------------------

Each of Vivendi Universal and Vivendi Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains "forward-looking statements" within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside Vivendi Environnement's control, including but not limited to including but not limited to the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Vivendi Environnement's profits, the risk that governmental authorities could terminate or modify some of Vivendi Environnement's contracts, particularly in light of Vivendi universal ceasing to hold at least 50% of Vivendi Environnement's shares, the risk that Vivendi Environnement's compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Vivendi Environnement's financial results and the price of its shares, the risk that Vivendi Environnement may incur environmental liability in connection with its past, present and future operations, and the risks related to Vivendi Environnement's relationship with Vivendi Universal, as well as the risks described in the documents each of Vivendi Universal and Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Neither Vivendi Universal nor Vivendi Environnement undertakes, nor has, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal and Vivendi Environnement with the U.S. Securities and Exchange Commission from Vivendi Universal and Vivendi Environnement, as applicable.

This announcement is not an offer for sale of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Vivendi Environnement does not intend to register any portion of the planned share sale, the rights or the underlying shares in the United States or to conduct a public offering of securities in the United States.



  Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

Vivendi Environment logo                                  Vivendi Universal logo


                                                            Paris, June 25, 2002


                                  Press Release

       Vivendi Universal is announcing today that the secondary offering of shares of Vivendi Environnement launched yesterday morning has priced. In the offering, Deutsche Bank AG London sold 53.8 million shares for total proceeds of approximately (euro)1.5 billion.

       Vivendi Environnement's capital increase, to be effected through the issuance of preferential subscription rights, will be launched in the coming days at a subscription price of (euro)26.5 per share. A group of financial investors has committed to exercise all of Vivendi Universal's subscription rights, as well as any rights that are not exercised by other shareholders. As a result, the full subscription of the capital increase is ensured.




This announcement is not an offer for sale of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Vivendi Environnement does not intend to register any portion of the planned share sale, the rights or the underlying shares in the United States or to conduct a public offering of securities in the United States.



               Contact for institutional investors and analysts:
                        Nathalie Pinon +33 1 71 75 01 67

              US investor contact: Brian Sullivan +(1) 401-737-4100

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 22, 2002

                                       VIVENDI ENVIRONNEMENT


                                       By: /s/ Jerome Contamine
                                           ----------------------------------
                                           Name: Jerome Contamine
                                           Title: Chief Financial Officer